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MARKETS

Alternative investments platform Yieldstreet raises $100 million amid pandemic growth

PUBLISHED WED, JUN 2 2021·7:15 AM EDT | UPDATED 24 MIN AGO

Maggie Fitzgerald
@MKMFITZGERALD

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KEY POINTS

- Yieldstreet announced Wednesday its $100 million series C funding round.

- For the last six years, the New York-based start-up has been giving its users access to a category of deals that had previously been the domain of institutions like hedge funds or billionaires' family offices.

- Yieldstreet is expanding its offerings with deals involving hedge fund manager Marc Lasry's Avenue Capital.

- The firm is on track to hit $100 million in revenue in 2021.



Yieldstreet co-founders Milind Mehere (L) and Michael Weisz
Source: Yieldstreet

Alternative investments platform Yieldstreet — which is aiming to democratize private investing opportunities historically reserved for the top 1% — announced Wednesday a $100 million series C funding round.

For the last six years, Yieldstreet has been giving its users access to a category of deals that had been the domain of institutions like hedge funds or billionaires' family offices.

Since returning over $960 million to investors since it started six years ago, New York-based Yieldstreet has lowered minimum investment entry points — some as low as $1,000 — and has grown its diversity of alternative asset classes, including art, consumer and commercial lending, legal and real estate.

Yieldstreet — with early backer billionaire George Soros — told CNBC the funding round will be used to expand the platform's user base, widen investment products and push into international channels. Plus, some of the cash injection will be used for mergers and acquisitions and strategic new hires.

Yieldstreet is on track to hit $100 million in revenue in 2021.

Yieldstreet's growth

Like the retail stock trading boom during the pandemic, Yieldstreet has seen massive growth in the past 12 months. Co-founder and President Michael Weisz told CNBC the pandemic forced people to think differently about how they interact with their money.

Yieldstreet's total client base is roughly 300,000 members. New members in 2021 have already exceeded all of 2020, the firm said.

Investments on the platform have totaled more than $300 million this year, nearly surpassing the $310 million in all of 2020.


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"What you saw with Covid really pulled people years and years and years ahead of when they would otherwise adopt digital investing," said Weisz.

The average age of people investing in alternative assets is 65, while Yieldstreet's average age is in the 30s, according to Weisz.

"That's giving you 30 years to start compounding and growing your assets and your investments and start getting consistent income. That is going to change your life," Weisz said.

Over the next decade, Yieldstreet is targeting 50 million investors who are either accredited — those who earn more than $200,000 annually or have a net worth of at least $1 million — or high-earning millennials.

Investors can invest in single offerings or in funds with multiple transactions. Clients can invest in third-party managers or buy a fund that gives them broad access to everything Yieldstreet offers.

The offerings include lower-risk deals (0%-4% annual yield), market-risk (4%-8% annual yield) and market-plus opportunities (8%-12% annual yield).

Yieldstreet is known for its Prism fund, which contains a mix of the company's relatively esoteric investments. The fund has an 8% distribution rate, which means that a $10,000 investment would yield $800 every year. It also has a 1.5% annual fee.

The Prism fund returned 4.45% from its March 2020 inception to the end of the year.

Yieldstreet Prism Fund

Asset type	Weight
Corporate preferred bonds	13.54%
Structured notes	1.52%
Art loans	6.90%
Auto loans	5.16%
Commercial loans	10.89%
Commercial real estate loans	21.88%
Second lien senior debt	11.25%
Preferred equity	7.14%
Equity	6.79%
Cash & money market mutual funds	16.17%
Liabilities	-1.24%

Source: Yieldstreet

Yieldstreet's growth has come with its challenges, especially due to the risky nature of its investments.

This year, the start-up has had several debt deals involving shipping vessels that turned south, leaving the firm with investors demanding their money and a SEC investigation.

Plus, Yieldstreet's plans to launch the Prism Fund with the world's largest asset manager BlackRock fell through during the pandemic.

New offerings

Milwaukee Bucks co-owner and hedge fund manager Marc Lasry's Avenue Capital has long been reserved for institutional clients and high net-worth individuals — until now.

Yieldstreet clients can now have access to Avenue Capital through the Global Dislocation Fund.

We are "really making products available to our investors that were really reserved for multimillion dollar minimums, whether its aviation or distress or dislocation or real estate opportunity and beyond," said Weisz.

Yieldstreet is also getting into the secondary markets, which the founders said will drive liquidity in very illiquid assets.

Tarsadia Investments, headed by former E-Trade CEO Mitch Caplan, lead the round, which included a division of Raymond James, KingFisher Capital, Top Tier Capital Partners and Gaingels. Existing investors, Edison Partners, Soros Fund Management, and Greenspring Associates also participated in the funding round.

"The 60/40 investment model is over; people simply can't retire on bond yields returning lower than two percent," Caplan said in a statement.

Existing investors, Edison Partners, Soros Fund Management, Greenspring Associates, Raine Ventures, Greycroft and Expansion Capital also participated in the series C funding round.

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Existing investors, Edison Partners, Soros Fund Management, Greenspring
Associates, Raine Ventures, Greycroft and Expansion Capital also participated
in the series C funding round.

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